

PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS FOR THE FIRST QUARTER OF 2012

- **Revenue was $19.8 million, operating income was $9.9 million.**

- **Diluted earnings per share was $0.09 on a GAAP and non-GAAP basis.**

- **Declared quarterly dividend of $0.03 per share.**

- **Company announces $10.0 million stock and unit repurchase program.**

NEW YORK, NEW YORK, April 24, 2012 – Pzena Investment Management, Inc. (NYSE: PZN) reported the following GAAP and non-GAAP basic and diluted net income and earnings per share for the first quarter of 2012 (in thousands, except per-share amounts):

| | GAAP Basis For the Three Months Ended March 31, | | Non-GAAP Basis For the Three Months Ended March 31, | |
	2012	2011	2012	2011
	(unaudited)			
Basic Net Income	$ 1,007	$ 1,657	$ 911	$ 909
Basic Earnings Per Share	$ 0.10	$ 0.18	$ 0.09	$ 0.10
Diluted Net Income	$ 5,698	$ 6,968	$ 5,602	$ 6,220
Diluted Earnings Per Share	$ 0.09	$ 0.11	$ 0.09	$ 0.10

The results for the three months ended March 31, 2012 and 2011 include the recurring adjustments related to the Company's tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $5.6 million and $0.09, respectively, for the three months ended March 31, 2012, and $6.2 million and $0.10, respectively, for the three months ended March 31, 2011. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management (unaudited)

($ billions)

	Three Months Ended			Twelve Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012
Institutional Accounts				
Assets				
Beginning of Period	$ 11.3	$ 10.0	$ 12.5	$ 13.0
Inflows	*0.1*	*0.7*	*0.4*	*1.8*
Outflows	*(0.8)*	*(0.5)*	*(0.6)*	*(2.5)*
Net Flows	(0.7)	0.2	(0.2)	(0.7)
Market Appreciation/(Depreciation)	1.6	1.1	0.7	(0.1)
End of Period	$ 12.2	$ 11.3	$ 13.0	$ 12.2
Retail Accounts				
Assets				
Beginning of Period Assets	$ 2.2	$ 2.2	$ 3.1	$ 3.3
Inflows	*0.1*	*0.2*	*0.3*	*0.8*
Outflows	*(0.2)*	*(0.5)*	*(0.3)*	*(1.5)*
Net Flows	(0.1)	(0.3)	0.0	(0.7)
Market Appreciation/(Depreciation)	0.4	0.3	0.2	(0.1)
End of Period	$ 2.5	$ 2.2	$ 3.3	$ 2.5
Total				
Assets				
Beginning of Period	$ 13.5	$ 12.2	$ 15.6	$ 16.3
Inflows	*0.2*	*0.9*	*0.7*	*2.6*
Outflows	*(1.0)*	*(1.0)*	*(0.9)*	*(4.0)*
Net Flows	(0.8)	(0.1)	(0.2)	(1.4)
Market Appreciation/(Depreciation)	2.0	1.4	0.9	(0.2)
End of Period	$ 14.7	$ 13.5	$ 16.3	$ 14.7

Financial Discussion

Revenue (unaudited)

($ thousands)

	Three Months Ended		
	March 31, 2012	December 31, 2011	March 31, 2011
Institutional Accounts	$ 17,350	$ 16,596	$ 18,659
Retail Accounts	2,418	2,340	3,129
Total	$ 19,768	$ 18,936	$ 21,788

Revenue was $19.8 million for the first quarter of 2012, a decrease of 9.2% from $21.8 million for the first quarter of 2011, and an increase of 4.8% from $18.9 million for the fourth quarter of 2011.

Average assets under management for the first quarter of 2012 was $14.3 billion, a decrease of 11.7% from $16.2 billion for the first quarter of 2011, and an increase of 8.3% from $13.2 billion for the fourth quarter of 2011.

The weighted average fee rate was 0.552% for the first quarter of 2012, increasing from 0.539% for the first quarter of 2011, and decreasing from 0.573% for the fourth quarter of 2011. The increase from the first quarter of 2011 was attributable to a higher mix of assets in the Company's institutional channel and its retail Emerging Markets strategy, which carry higher fee rates. The decrease from the fourth quarter of 2011 was primarily due to performance fees recognized in 2011.

The weighted average fee rate for institutional accounts was 0.581% for the first quarter of 2012, approximately flat with the first quarter of 2011, and decreasing from 0.608% for the fourth quarter of 2011. The change from the fourth quarter of 2011 was primarily due to performance fees recognized in 2011.

The weighted average fee rate for retail accounts was 0.406% for the first quarter of 2012, increasing from 0.385% for the first quarter of 2011, and approximately flat with the fourth quarter of 2011. The year-over-year increase was primarily due to the higher mix of assets in the Company's retail Emerging Markets strategy, which carries a higher fee rate, as well as the timing of asset flows in its other retail accounts.

Total operating expenses were $9.9 million in the first quarter of 2012, decreasing from $10.3 million in the first quarter of 2011 and from $14.8 million in the fourth quarter of 2011. The decrease in operating expenses year-over-year was primarily driven by reductions in real estate expenses associated with the sublease of excess office space and lower compensation costs. The decrease from the fourth quarter of 2011 was due to the incurrence of one-time charges associated with the sublease mentioned above and certain employee-related costs in the fourth quarter. A reconciliation of GAAP to non-GAAP operating expenses is shown below:

Operating Expenses (unaudited)
($ thousands)

	Three Months Ended		
	March 31, 2012	December 31, 2011	March 31, 2011
Compensation and Benefits Expense	$ 8,173	$ 10,190	$ 8,388
General and Administrative Expense	1,703	4,654	1,947
GAAP Operating Expenses	9,876	14,844	10,335
One-time Charges	-	(4,798)	-
Non-GAAP Operating Expenses	$ 9,876	$ 10,046	$ 10,335

As of March 31, 2012, employee headcount was 65, down from 67 at both March 31, 2011 and December 31, 2011.

The operating margin was 50.0% on a GAAP basis for the first quarter of 2012, compared to 52.8% for the first quarter of 2011, and 21.7% for the fourth quarter of 2011. The operating margin was 47.1% on a non-GAAP basis for the fourth quarter of 2011.

Other income was less than $0.1 million for the first quarter of 2012, $0.1 million for the first quarter of 2011, and $1.5 million for the fourth quarter of 2011. Other income includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. The portion of realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. First quarter 2012 other income also included an expense of $1.0 million associated with an increase in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated an expense of $0.1 million in the first quarter of 2011 and income of $0.7 million in the fourth quarter of 2011. Details of other income, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/(Expense) (unaudited)

($ thousands)

	Three Months Ended					
	March 31, 2012		December 31, 2011		March 31, 2011	
Net Interest and Dividend Income	$	52	$	161	$	39
Net Realized and Unrealized Gain from Investments		855		354		255
Change in Liability to Selling and Converting Shareholders[1]		(973)		726		(117)
Other Income/(Expense)		105		297		(50)
GAAP Other Income		39		1,538		127
Change in Liability to Selling and Converting Shareholders[1]		973		(726)		117
Outside Interests of Investment Partnerships[2]		(469)		(336)		(50)
Non-GAAP Other Income, Net of Outside Interests	$	543	$	476	$	194

(1) Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

(2) Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

Income tax expense was $0.2 million for the first quarter of 2012, $0.6 million for the first quarter of 2011, and $1.6 million for the fourth quarter of 2011. First quarter 2012 income taxes included a $1.1 million benefit associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups associated with operating company unit exchanges. Such adjustments generated an income tax benefit of $0.9 million in the first quarter of 2011 and an income tax expense of $0.8 million in the fourth quarter of 2011. Fourth quarter 2011 corporate income taxes reflected the effects of the one-time adjustments discussed previously. Details of the income tax expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense (unaudited)

($ thousands)

	Three Months Ended					
	March 31, 2012		December 31, 2011		March 31, 2011	
GAAP Corporate Income Tax Expense	$	682	$	255	$	681
Add back: Effects of One-time Adjustments[1]		-		333		-
Non-GAAP Corporate Income Tax Expense	$	682	$	588	$	681
GAAP Unincorporated Business Tax Expense	$	633	$	555	$	767
Add back: Effects of One-time Adjustments[1]		-		5		-
Non-GAAP Unincorporated Business Tax Expense	$	633	$	560	$	767
Non-GAAP Corporate Income Tax Expense	$	682	$	588	$	681
Non-GAAP Unincorporated Business Tax Expense		633		560		767
Non-GAAP Income Tax Expense		1,315		1,148		1,448
Change in Valuation Allowance[2]		(1,069)		768		(865)
Less: Effects of One-time Adjustments[1]		-		(338)		-
GAAP Income Tax Expense	$	246	$	1,578	$	583

(1)   Reflects the effects of certain one-time charges recognized in operating expenses.

(2)   Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

Details of the non-controlling interests in the operations of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended					
	March 31, 2012		December 31, 2011		March 31, 2011	
GAAP Operating Company Allocation[1]	$	8,209	$	3,347	$	9,290
Add back: Effects of One-time Adjustments[2]		-		4,017		-
Non-GAAP Operating Company Allocation	$	8,209	$	7,364	$	9,290
Non-GAAP Operating Company Allocation	$	8,209	$	7,364	$	9,290
Outside Interests of Investment Partnerships[3]		469		336		50
Non-GAAP Net Income Attributable to Non-Controlling Interests		8,678		7,700		9,340
Less: Effects of One-time Adjustments[2]		-		(4,017)		-
GAAP Net Income Attributable to Non-Controlling Interests	$	8,678	$	3,683	$	9,340

(1)   Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

(2)   Reflects the effects of certain one-time charges on non-controlling interests.

(3)   Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

On April 17, 2012, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on April 24, 2012. The following dates apply to the dividend:

Record Date: May 17, 2012

Payment Date: May 31, 2012

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.28 per share of its Class A common stock.

On April 24, 2012, the Company announced that its Board of Directors has approved a program to purchase up to an aggregate of $10.0 million of the Company's outstanding Class A common stock and Class B units. The Company intends to use available cash on hand. The objective of the program is to minimize dilution from compensatory stock- and unit-related issuances.

The timing, number and value of common shares and units repurchased under the plan will be determined by management, in its discretion. The Company has no obligation to repurchase any common shares or units under the authorization, and the repurchase plan may be suspended, discontinued, or modified at any time, for any reason.

First quarter 2012 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, April 25, 2012. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 866-788-0542; international callers should dial 857-350-1680. The conference ID number is 61963144.

Replay: The conference call will be available for replay through May 11, 2012, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 14, 2012 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

Contact: Lawrence Kohn, 212-355-1600 or kohn@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of	
	March 31, 2012	**December 31, 2011**
	(unaudited)	
ASSETS		
Cash and Cash Equivalents	$ 27,801	$ 35,083
Restricted Cash	1,030	1,030
Due from Broker	2,985	457
Advisory Fees Receivable	16,164	14,717
Investments, at Fair Value	4,933	4,919
Prepaid Expenses and Other Assets	759	808
Deferred Tax Asset, Net of Valuation Allowance		
of $59,981 and $61,050, respectively	9,239	8,835
Property and Equipment, Net		
of Accumulated Depreciation of		
$2,536 and $2,516, respectively	864	829
TOTAL ASSETS	$ 63,775	$ 66,678
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 7,899	$ 6,062
Due to Broker	2,947	-
Liability to Selling and Converting Shareholders	10,098	11,218
Lease Liability	1,641	1,795
Deferred Compensation Liability	321	1,173
Other Liabilities	242	206
TOTAL LIABILITIES	23,148	20,454
Equity:		
Total Pzena Investment Management, Inc.'s Equity	13,001	13,937
Non-Controlling Interests	27,626	32,287
TOTAL EQUITY	40,627	46,224
TOTAL LIABILITIES AND EQUITY	$ 63,775	$ 66,678

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

| | Three Months Ended March 31, | |
	2012	2011
REVENUE	$ 19,768	$ 21,788
EXPENSES		
Compensation and Benefits Expense	8,173	8,388
General and Administrative Expense	1,703	1,947
TOTAL OPERATING EXPENSES	9,876	10,335
Operating Income	9,892	11,453
Total Other Income	39	127
Income Before Taxes	9,931	11,580
Income Tax Expense	246	583
Consolidated Net Income	9,685	10,997
Less: Net Income Attributable to Non-Controlling Interests	8,678	9,340
Net Income Attributable to Pzena Investment Management, Inc.	$ 1,007	$ 1,657
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:		
Net Income for Basic Earnings per Share	$ 1,007	$ 1,657
Basic Earnings per Share	$ 0.10	$ 0.18
Basic Weighted Average Shares Outstanding	10,575,089	9,385,543
Net Income for Diluted Earnings per Share	$ 5,698	$ 6,968
Diluted Earnings per Share	$ 0.09	$ 0.11
Diluted Weighted Average Shares Outstanding	65,326,809	65,199,988

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

| | Non-GAAP Basis Three Months Ended March 31, | |
	2012	2011
REVENUE	$ 19,768	$ 21,788
EXPENSES		
Compensation and Benefits Expense	8,173	8,388
General and Administrative Expense	1,703	1,947
TOTAL OPERATING EXPENSES	9,876	10,335
Operating Income	9,892	11,453
Total Other Income, Net of Outside Interests	543	194
Income Before Taxes and Operating Company Allocation	10,435	11,647
Unincorporated Business Tax Expense	633	767
Allocable Income	9,802	10,880
Operating Company Allocation	8,209	9,290
Income Before Corporate Income Taxes	1,593	1,590
Corporate Income Tax Expense	682	681
Non-GAAP Net Income	$ 911	$ 909
Tax Receivable Agreement Income, Net of Taxes	96	748
GAAP Net Income	$ 1,007	$ 1,657
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:		
Net Income for Basic Earnings per Share	$ 911	$ 909
Basic Earnings per Share	$ 0.09	$ 0.10
Basic Weighted Average Shares Outstanding	10,575,089	9,385,543
Net Income for Diluted Earnings per Share	$ 5,602	$ 6,220
Diluted Earnings per Share	$ 0.09	$ 0.10
Diluted Weighted Average Shares Outstanding	65,326,809	65,199,988